Exhibit 12.1

HCC INDUSTRIES INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

(unaudited)

	For the Six Months Ended
	September 29,	September 30,
	2001	2000

Earnings:

Earnings before taxes and extraordinary item	$3,817	$3,915

Add: Fixed Charges*	4,929	5,528
	$8,746	$9,443

* Fixed Charges:

Interest expense	$4,929	$5,528
	$4,929	$5,528
Ratio of Earnings to Fixed Charges	1.77	1.71

*The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of earnings before taxes and extraordinary item plus fixed charges and “fixed charges” consist of interest expense and amortization of debt issuance costs.